Exhibit 99.1

INCREASED DIVIDEND REFLECTS

STRONG OPERATING PERFORMANCE

AND SIGNIFICANT EARNINGS INCREASE

All amounts expressed in U.S. dollars unless otherwise indicated

London, November 6, 2019 — Barrick Gold Corporation (NYSE:GOLD)(TSX:ABX) today posted its third strong quarter in a row and said it was on track to deliver production at the higher end and costs at the lower end of its guidance ranges for the year.

Q3 results show net earnings per share of $1.30, adjusted net earnings per share[1] of $0.15, up 67% on Q2 on the back of a higher gold price, and debt net of cash down 14% at $3.2 billion after payment of the dividend. The quarterly dividend was increased by 25% to $0.05 per share on the back of the robust operational performance and the growth in cashflows.

The Nevada Gold Mines joint venture delivered a solid performance against plan in what was its inaugural quarter of operation. There was an improved performance at a lower cost from Pueblo Viejo in the Dominican Republic, where its plant expansion pre-feasibility study is heading for completion by the end of this year. Loulo-Gounkoto in Mali and Porgera in Papua New Guinea also posted robust results. Continued efficiency improvements increased the group’s copper production by 15% quarter on quarter.

Following the Acacia buy-out, Barrick and the Tanzanian government have agreed in principle on a settlement of that company’s tax and fiscal issues. A dedicated team is currently working on evaluating and stabilizing the North Mara and Bulyanhulu mines.

Continued on page 2

Key Performance Indicators

Financial and Operating

Highlights

Financial Results	Q3 2019	Q2 2019	Q3 2018

Realized gold price[2,3] ($ per ounce)	1,476	1,317	1,216

Net earnings (loss) ($ millions)	2,277	194	(412)

Adjusted net earnings[1] ($ millions)	264	154	89

Net cash provided by operating activities ($ millions)	1,004	434	706

Free cash flow[4] ($ millions)	502	55	319

Net earnings (loss) per share ($)	1.30	0.11	(0.35)

Adjusted net earnings per share[1] ($)	0.15	0.09	0.08

Total attributable capital expenditures[5] ($ millions)	397	361	372
Operating Results Gold	Q3 2019	Q2 2019	Q3 2018

Production (000s of ounces)	1,306	1,353	1,149

Cost of sales[6] (Barrick’s share) ($ per ounce)	1,065	964	850

Total cash costs[7] ($ per ounce)	710	651	587

All-in sustaining costs[7] ($ per ounce)	984	869	785
Copper

Production (millions of pounds)	112	97	106

Cost of sales[6] (Barrick’s share) ($ per pound)	2.00	2.04	2.18

C1 cash costs[8] ($ per pound)	1.62	1.59	1.94

All-in sustaining costs[8] ($ per pound)	2.58	2.28	2.71

Continued from page 1

Barrick president and chief executive Mark Bristow said lean, agile management teams had built on a return to the basics of mineral resource management to deliver performance improvements across the group, as well as a range of new opportunities. These included a major new discovery at Fourmile in Nevada, Life of Mine extensions at Porgera and Veladero, and the confirmation of a wide-ranging geological upside.

◾	Strong Q3 points to higher end of production and lower end of cost guidance for the year

◾	Debt net of cash at $3.2 billion after payment of dividend, down 14% from Q2

◾	Adjusted net earnings per share[1] of $0.15 up 67% on Q2

◾	Continued efficiency improvements lead to 15% increase in copper production quarter on quarter

◾	Nevada Gold Mines JV delivers on production plan in first quarter of operation

◾	Improved performance at lower cost from Pueblo Viejo as expansion study progresses

◾	African and LatAm/APac operations remain on track with strong performances from Loulo-Gounkoto and Porgera

◾	Refocused mineral resource management and exploration delivers new discovery at Fourmile and highlights geological upside across the group

◾	Latest drilling indicates life of mine extensions at Porgera and Veladero

◾	Improved position in Dow Jones Sustainability Index as Barrick continues to roll out new sustainability initiatives

◾	New focus on safety and environment delivers another quarter of improvements

◾	Quarterly dividend increased by 25% to $0.05 per share as cash balance grows

“We have prepared detailed five-year plans for each region which we are sharing with the market this quarter. These will be followed by a 10-year production plan, scheduled for publication with our next annual report. The objective is to make capital allocation, budgeting and forecasting more dynamic. This, combined with the roll-out of our new information management systems, will enable us to use real-time data availability for real-time decision-making,” he said.

BARRICK THIRD QUARTER 2019	2	PRESS RELEASE

Barrick has also moved the ownership of orebody modelling, reserve and resource estimation and mine planning to the operations, with oversight from the corporate executive, in line with its policy of effective on-site management and a flat organizational structure.

Bristow said the planned disposal of non-core assets was progressing as scheduled and was expected to realize $1.5 billion or more by the end of next year.

“These are exciting times with lots of opportunities to deliver real value for our owners and stakeholders, and Barrick is strongly placed to take full advantage of these,” he said.

Conference Call and Webcast

Please join us for a conference call and webcast today at 9:00 EDT/14:00 GMT to discuss the results.

US and Canada, 1-800-319-4610

UK, 0808 101 2791

International, +1 416 915-3239

Webcast

The event will be available for replay online or by telephone at 1-855-669-9658 (US and Canada) and +1 604 674-8052 (international), access code 3391.

BARRICK ANNOUNCES INCREASED DIVIDEND FOR Q3 2019

Barrick Gold Corporation today announced that its Board of Directors has declared a dividend for the third quarter of 2019 of $0.05 per share, a 25% increase on the previous quarter’s dividend, payable on December 16, 2019 to shareholders of record at the close of business on November 29, 2019.9

Senior Executive Vice-President and Chief Financial Officer Graham Shuttleworth said Barrick’s business continued to perform well and the increased dividend reflected its strong operating performance and growth in cashflows and is consistent with the Company’s stated financial and operating objectives.

BARRICK THIRD QUARTER 2019	3	PRESS RELEASE

The Barrick value chain

GEOCENTRIC FOCUS DELIVERS RESULTS

ACROSS GROUP

Geology is literally the bedrock on which the mining industry is built. The quality and size of the orebodies are not only its foundation but its revenue driver, which is why the geosciences are the key component of Barrick’s business model.

Effective exploration and responsible orebody stewardship were central to the success of the group’s legacy companies - the pre-merger Barrick and Randgold - but Barrick’s geocentric focus faded over the years. The merger presented the opportunity to reinvigorate and strengthen exploration and mineral resource management, and reposition them as the starting point for optimal planning and the first link in the value chain, explains Mark Bristow, president and CEO of Barrick.

Essentially, says mineral resource management and evaluation executive Rod Quick, the geosciences - geotechnical analysis, geometallurgy and geohydrology - have been integrated, and mine designs and feasibility studies are being revised accordingly.

“Since the start of the year, we’ve strengthened the teams, appointed mineral resource managers at all sites, improved our geological knowledge and models, and started drilling these models. We’ve also re-introduced focused exploration programs for Barrick’s next Tier One10 asset,” he says.

“Already significant new mineral potential has been identified across our portfolio of operations. Exploration has delivered a new discovery close to Fourmile and Goldrush in Nevada, and the latest drilling and modellng results point to potential Life of Mine extensions at Veladero, Pueblo Viejo, Porgera, Hemlo, Loulo-Gounkoto and Kibali. At Carlin, district-scale geological compilation and integration have yielded multiple high-quality targets, and drilling is already underway.”

Executive vice president, exploration and growth, Rob Krcmarov says in addition to maximizing its existing assets, Barrick is already looking beyond the 10-year horizon in its search for new opportunities, based on the group’s broad geological knowledge across multiple world-class destinations.

“Mining is a long-term game, and we’re hunting Tier One10 assets that will deliver value at the top as well as the bottom of the inevitable cycles and will buffer Barrick against any market volatility. That means we want orebodies with quality as well as size,” Krcmarov says.

BARRICK THIRD QUARTER 2019	4	PRESS RELEASE

The Barrick value chain

POSITIVE ENERGY

Power is not only the mining industry’s biggest cost driver; its generation also has a significant impact on the environment.

That is why Barrick’s energy strategy is designed not only to deliver a reliable supply of affordable power to its mines, but also to minimize the group’s carbon footprint, says metallurgy, engineering and capital projects executive John Steele.

“We’ve moved thermal power generation at the mines that need it from diesel and Heavy Fuel Oil (HFO) to natural gas wherever possible. We’re also extending regional power grids to enable our mines to link up with national systems, and introducing solar power where this can make a difference to our grid supply,” he says.

The development of the Tier One10 Kibali mine in the Democratic Republic of Congo included the construction of three run of the river hydropower stations. Tongon in Côte d’Ivoire is supplied with a mix of gas-generated thermal power and hydropower by the country’s national grid. Porgera in Papua New Guinea currently uses gas-fired thermal generation but the potential to introduce a hydropower component is being evaluated. Nevada Gold Mines can be fed by its own gas and coal fired thermal stations but typically draws power from the Western US grid. To further improve emissions in Nevada, coal to gas conversion is being investigated. Pueblo Viejo in the Dominican Republic supplies the mine and the local grid with thermal power and recently converted from HFO to natural gas to reduce cost and carbon emission. Veladero in Argentina is being connected to grid power from neighboring Chile to eliminate its reliance on diesel-fired thermal generation. Solar power is being added to the supply mix at Loulo in Mali to reduce its diesel consumption and is also being considered in Nevada to offset thermal and grid power consumption.

“Responsible power generation is good business because it cuts costs. And because it reduces Barrick’s carbon footprint, it is also the right thing to do for our host countries and communities,” says Steele.

BARRICK THIRD QUARTER 2019	5	PRESS RELEASE

The Barrick value chain

CONVERTING WORLD-CLASS OREBODIES

INTO HIGH-MARGIN BUSINESSES

The mineral resource value-creation chain starts with the discovery of a world-class asset and culminates in its optimally efficient metallurgical extraction. Barrick has many of the gold mining industry’s Tier One10 assets and, to make the most of these, it uses a complete range of processing technologies, ranging from simple heap leaching to complex refractory ore processing in autoclaves and roasters.

◾	Barrick’s Nevada roasters are the world leaders in complex double refractory ore processing.

◾	The Nevada autoclaves process high TCM refractory sulphides with Calcium Thiosulphate leaching and Resin-in-Leach recovery.

◾	In Nevada, the Dominican Republic and Papua New Guinea, pressure oxidation in autoclaves is used to process single refractory sulphides.

◾	Barrick is at the forefront of ultra-fine grinding of partially refractory sulphides to enhance the extraction of gold at its African operations.
◾	It also runs simple milling circuits; sulphide flotation and heap leach operations.

“We’re always looking for ways to improve our efficiencies and take our processing operations to the next level. The challenge is not only to stay at the forefront of technological developments but to ensure that our processing facilities are fully integrated with our environmental and sustainability initiatives,” says Barrick president and chief executive Mark Bristow.

Current projects include a new flotation system to support the proposed expansion of Pueblo Viejo’s operations; a modification of the Mill 6 roaster at Carlin to raise throughput and improve productivity; and pushing the grind/recovery/ throughput trade-off at Twin Creeks in Nevada to deliver a lower cost per ounce of production.

BARRICK THIRD QUARTER 2019	6	PRESS RELEASE

SUSTAINABILITY: A VISION BECOMES A REALITY

One of the new executive team’s first acts after the merger was to define exactly what its sustainability initiatives should achieve. It set these aims out clearly:

◾	Barrick’s mines should create long-term value for all its stakeholders, including investors, host countries and communities, and employees.

◾	Environmental and social considerations should be embedded in all business decisions to ensure that high and rising expectations are met.

◾	Barrick must build deep partnerships with all stakeholders and act on their concerns.

“Over the past nine months we have been putting these principles into action and our efforts are paying dividends,” says group sustainability executive Grant Beringer.

“We are particularly proud that Barrick has been included in the Dow Jones Sustainability World Index for the twelfth consecutive year. The Index evaluates more than 2,500 companies and uses rigorous criteria to identify the top 10 percent performers. We’ve also been ranked as a leader for our sustainability disclosure by ISS ESG, a governance research firm.

Beringer says that while recognition is a sign that Barrick is on the right track, it is the actions that the teams at the mines take that are critical to the group’s continued success in turning its sustainability vision into a tangible reality.

BARRICK THIRD QUARTER 2019	7	PRESS RELEASE

SUSTAINABILITY IN ACTION: CASE STUDIES

Developing agricultural entrepreneurs in Mali and Zambia

Loulo has established an agribusiness and has trained 48 local farmers in setting up a business, production and marketing. Thirty farms have been created with credit provided by a microfinance firm. They have also been provided with water and equipment. To date, the farms have generated production of 30 tonnes of food and income of $39,000. At Barrick’s Lumwana mine in Zambia, women from the local community are being trained in vegetable and fruit production, and have been provided with a borehole, a greenhouse and storage sheds, among other items.

Bringing back quality healthcare to the Porgera Valley

The Paiam hospital in Papua New Guinea has been reopened after three years thanks to funding assistance provided by the Porgera Joint Venture (PJV) for its refurbishment and the supply and installation of new equipment. PJV also project-managed the process to facilitate the opening. Throughout its life, Porgera Mine has supported the regional health sector and has provided the funding and infrastructure to develop health services in Porgera and the Enga province.

A big win for Giant Nickel’s reclamation

Barrick has received the Jake McDonald Annual Reclamation Award from the British Columbia Technical and Research Committee for improvements it made to a reclaimed tailings facility at the historic Giant Nickel mine, which closed in 1978. The improvements took 18 months to complete and demonstrate the company’s commitment to the environment. They include a new water management infrastructure which has improved the water quality and fish habitat in the surrounding environment.

Rehabilitating El Indio

Located 4,000 meters above sea level in Chile’s Elqui Valley, the El Indio gold mine ceased operations in 2002. As there were no definitive regulations for mine closures in Chile at the time, Barrick voluntarily submitted a plan in accordance with the highest international standards. The plan provided for the dismantling of works and facilities as well as the relocation of employees. Today, more than 80% of the closure works have been completed and last year the Chilean Safety Association recognized Barrick for reaching 14 years without a Lost-Time Injury at the site.

Support for local farmers in Argentina

Veladero initiated an agricultural project in 2017 in cooperation with the Ministry of Mining and Production, local municipalities and private sector companies and associations. It involves 45 local farmers who participate in training and development programs aimed at increasing their agricultural yield and extending their distribution network. To increase production and capacity, two greenhouses and eight cold storage chambers have been constructed. Since 2018 the project has produced 400 tons of vegetables, sold for $95,000.

BARRICK THIRD QUARTER 2019	8	PRESS RELEASE

DEVELOPING A NEW GENERATION OF LEADERS

Barrick is doubling down on its investment in its human capital, with a particular focus on the young people who will provide its future leaders, says president and chief executive Mark Bristow.

“Many of our current executives are the product of our university and vocational training bursaries and have been with the legacy companies since completing their studies. Our West and East African management teams are virtually all home-grown, as are many of those in North and Latin America,” says Bristow.

“We hunt for emerging talent at the major tertiary education institutions and we’re now extending that to the school level, to ensure that we identify and recruit the best of the best. We’re building Barrick into a model of what a modern mining business should be, and our flexible, agile management style requires the constant injection of fresh blood.”

Human capital management should be an enabler to the business. We develop our employees meaningfully through stretch assignments and targeted programs that build essential skill sets. We consistently review our talent capability critical to drive business priorities across the regions and sites, says human resources executive Darian Rich.

“Our Compass program is designed for early career professionals in exploration/geology, mine engineering and health and safety. It includes work rotations through various aspects of a function or site operations combined with individual mentoring and very specific technical and leadership development plans over a two- to three-year period. We continue to offer finance for non-finance professionals as a baseline for development in leadership positions. Annually, the operational leadership teams identify promising employees in whom to invest to strengthen our talent bench-strength. Employee identification is linked to career advancement and succession planning. They attend business management and executive leadership development programs offered by universities in Africa, Europe, the Western US and Florida for convenient access from each region.”

APPRENTICESHIP PROGRAM SHAPES

TECHNICAL CAREERS

The Pueblo Viejo apprenticeship program has proved to be a valuable tool in attracting and developing bright young minds. Carried out every second year, the program recruits people aged between 18 and 25 from the mine’s neighboring communities and certifies them in a technical discipline through both theoretical and practical training around the operation.

Three young women, all studying towards a career in welding, excelled in the program at our Pueblo Viejo mine:

Daridalia Batista (19)

“I never imagined studying welding,” she says. “However, I soon fell in love with it and it proves that young women are just as capable at the craft as men.” She says she was concerned at the start of her apprenticeship that she would be undermined as a woman in the male-dominated working environment. “In reality, it has been the complete opposite,” she says. “They respect us, care for us and support us. We have a really good working relationship.”

Cándida Reynosa (19)

Candida says her motivation to pursue a career in welding is because it offers a promising future. She values the importance Barrick places on safety precautions and says she can work with confidence without worrying that something will happen to her. “We have all the necessary protective equipment and training and the company’s motto of returning home safe and sound every day really resonates with me,” she says.

Darieli Sánchez (19)

Darieli, who describes herself as an adventurous and brave young woman, really values Pueblo Viejo’s apprenticeship program. “The fact that they give aspiring young people this opportunity to learn an employable skill is rare in our country and one of the biggest problems facing our youth. I am a very proud person and I’ve felt nothing but pride since joining the program because it has taught me that I can succeed as a woman in a male-dominated field,” she says.

YOUNG EMPLOYEE SUCCESS STORIES

BARRICK THIRD QUARTER 2019	9	PRESS RELEASE

Alexander Peña (34)

Pueblo Viejo Autoclave Maintenance Supervisor

Alexander has been working for Pueblo Viejo for more than eight years and holds the distinction of reducing an aspect of the autoclave maintenance time from two days to 15 hours. “We needed to make an internal repair of the bricks that cover the autoclaves and our initial assessments indicated that this would take 48 hours, which would greatly impact downtime. I realized that we only needed to replace the bricks in the affected area, reducing not only the required bricks from 60 to eight but also saving us a substantial amount of time,” he says.

Lauren Broncho (31)

Nevada Gold Mines Analytical Lab Supervisor

Lauren’s rapid rise through the ranks of Barrick’s Nevadan gold mines is a testament to the company’s long-standing partnership with the neighboring Native American communities. An enrolled member in the Elko Band of the TeMoak Tribe, Lauren was promoted to Analytical Lab Supervisor in October this year. Previously she worked as a lab technician, emergency response team member, trainer and relief shifter and brings to her new position a solid background in safety leadership.

INTERNS EARN FULL-TIME EMPLOYMENT

Three times a year, Pueblo Viejo invites 30 final-year university students to participate in the mine’s internship program. The objective is to give these students the opportunity to put their theoretical knowledge into practical application by working in different areas of the mine.

Two of these students outperformed over the three-month duration of the program and have since been employed on a full-time basis at the mine. They are:

Luis Daniel Rodríguez (24)

“My favorite subject at university was metallurgy and fortunately for me it was in this area of the mine that I was able to showcase my potential. Now I work for the mine doing condition monitoring and non-destructive tests which I fully enjoy,” he says. “Field experience is something that not all engineering students get access to and I never thought that all the theories I learnt at university could be applied so actively every day,” says Luis, who studied electromechanical engineering.

Caroldania Díaz (23)

“I will always recommend to young people to grab an opportunity like this with both hands because, on site, you always learn something new. The internship program helped me grow out of my shell and, because of that, I am now more empowered and confident to make decisions,” Caroldania says. The geology engineering student adds that the company’s safety ethic is what she admires most. “I like the way they treat their people. They are always looking after the safety of their workers,” she says.

KIBALI’S RISING STARS

Christelle Simuera Sifa (25)

Lab Technician

Christelle joined Kibali in 2015 as a trainee and quickly developed a reputation for high-quality work. Within six months, she was assigned as a chemist at Kibali’s metallurgical laboratory where she again excelled in her duties. Christelle now works with the metallurgical accounting team and is described by her colleagues as a value-adding member and a pleasure to be around.

BARRICK THIRD QUARTER 2019	10	PRESS RELEASE

Robert Talaguma Asana (33)

Lab Technician

Dedicated to his work and admired for his professionalism, Robert is one of the most qualified employees in Kibali’s metallurgical laboratory. He joined the mine in 2016 as a trainee and was soon promoted to Lab Technician. According to his colleagues, he always provides reliable results and the data generated from his test work can be used with full confidence to guide the process team.

Clara Kasongo Kakudji (29)

Supervisor Engineer

Clara, who is a qualified civil engineer, oversees all the construction activities at Kibali including road maintenance, housing projects and various other community development initiatives. She is also in charge of budgeting and accounting of all these developments and, despite having only joined the mine in 2017, she is showing promising potential to become a senior member of the engineering team.

THE LAUNCH OF TWIGA MINERALS HERALDS

PARTNERSHIP BETWEEN TANZANIAN GOVERNMENT AND

BARRICK

The government of Tanzania (GoT) and Barrick have reached an agreement to settle all disputes between the GoT and the mining companies formerly operated by Acacia but now managed by Barrick. The final agreements have been submitted to the Tanzanian Attorney General for review and legalization.

The terms of the agreement include the payment of $300 million to settle all outstanding tax and other disputes; the lifting of the concentrate export ban; the sharing of future economic benefits from the mines on a 50/50 basis; and the establishment of a unique, Africa-focused international dispute resolution framework.

In conjunction with the finalization of the agreement, a new operating company called Twiga Minerals Corporation

BARRICK THIRD QUARTER 2019	11	PRESS RELEASE

(Twiga) has been formed to manage the Bulyanhulu, North Mara and Buzwagi mines. (Twiga is the Swahili word for giraffe, Tanzania’s national symbol.) The GoT will acquire a free carried shareholding of 16% in each of the mines and will receive its half of the economic benefits from taxes, royalties, clearing fees and participation in all cash distributions made by the mines and Twiga. An annual true-up mechanism will ensure the maintenance of the 50/50 split.

Speaking recently after a meeting with the chairman of the Negotiating Committee of the Government of Tanzania, Prof Palamagamba Kabudi, Barrick president and chief executive Mark Bristow said the agreements introduced a new era of productive partnership with the GoT and would ensure that Tanzania and its people would share fully in the value created by the mines they hosted. It also marked the end of the long impasse between the GoT and Acacia which had led, among other things, to the closure of North Mara and the freezing of export concentrate from the two other operations.

Barrick took over the management of the mines after its buy-out of the Acacia minorities last month. Since then it has negotiated the re-opening of North Mara and is engaging with the mines’ host communities to restore their social license.

“Rebuilding these operations after three years of value destruction will require a lot of work, but the progress we’ve already made will be greatly accelerated by this agreement. Twiga, which will give the government full visibility of and participation in operating decisions made for and by the mines, represents our new partnership not only in spirit but also in practice,” Bristow said.

He noted that Tanzanian nationals were already being employed and trained to replace expatriate staff as had been done very successfully at Barrick’s other African operations.

PARTNERSHIP TO CONTINUE BUILDING

MALI’S MINING INDUSTRY

The successful two-decade partnership between the government of Mali and Randgold (now Barrick) has made the gold mining industry one of the key drivers of the country’s economy, says Barrick president and chief executive Mark Bristow.

Briefing local media on the Loulo-Gounkoto complex’s current performance, Bristow said Barrick was committed to further investment in Mali. It was currently developing a new underground mine at Gounkoto, replenishing existing reserves through brownfields exploration, prospecting for another world-class discovery along the Mali/Senegal shear zone and undertaking mapping and research in the south of the country.

He cautioned, however, that Mali’s mining industry was facing many social and fiscal challenges. Overcoming these to ensure that the sector could sustain its contribution to the economy required closer cooperation between government and industry in a spirit of transparency and engagement.

Bristow noted that Barrick entered Mali through Randgold’s discovery and development of Morila, which laid the foundation for its mining industry as well as marking the first true partnership between a host country and investors in West Africa.

Since then, Barrick’s operations have paid approximately $2.7 billion in taxes, royalties and dividends to the state. Its mines currently contribute more than 40% of the country’s total gold production. In line with its commitment to creating value not only for its shareholders and the treasury but to all the other stakeholders, it pioneered the concept of building national capacity. Today all its mines in the country are managed by all-Malian executive teams. In addition, some of the key leaders in Barrick’s Africa and Middle East region are the products of the group’s human capital development programs in Mali.

Barrick also contributes to the economy through its support for local businesses, to which it has paid approximately $190 million so far this year alone.

Likewise, it continues to invest in the community and all the villages around its mines now have schools, primary healthcare clinics and access to potable water.

At Morila, which is nearing closure, it has invested significantly in an Agripole which will provide a sustainable post-mining micro-economy for the villages around the mine. At Loulo, it has established an agricultural college which this year produced 40 farming graduates who have been deployed across 10 farms.

Turning to the operations, Bristow said in the past quarter Loulo-Gounkoto had again set production records and was on track to meet its production guidance of 690,00011 ounces of gold for 2019. Successful exploration was replacing depleted reserves, ensuring that its remaining life exceeded 10 years.

Loulo-Gounkoto is one of the world’s largest gold mining operations and one of the largest businesses in West Africa in terms of revenue, employment and taxes and dividends paid to the state.

Bristow said that progress had been made in the search for a global and amicable settlement of the tax and fiscal issues between Barrick and the Government of Mali and negotiations on the settlement’s implementation were nearing finalization.

BARRICK THIRD QUARTER 2019	12	PRESS RELEASE

UNDERGROUND MINING BREAKS RECORDS AS KIBALI

CONTINUES TO DELIVER

The underground operation at Kibali Gold Mine set new mining and shaft production records in the third quarter to keep the Barrick Tier One10 gold mine on track to meet or beat its guidance of 750,000 ounces for the year11. Throughput and recovery for the quarter were at or above the nameplate level.

Briefing local media in Kinshasa recently, Barrick president and chief executive Mark Bristow said Kibali - already a world leader in automation - was taking this to the next level with the commissioning of a Newtrax system which would provide real-time data collection, enhance predictive maintenance, track and manage the fleet, and implement a digital safety system with personnel tracking. The mine is also working towards a proof of concept of a highly advanced system which will allow manned and unmanned operations in the same area.

“In line with our policy of local employment and advancement, we continue to transfer the specialized skills required for automated mining to our Congolese workforce. The success of this policy is evident in Kibali’s consistently excellent performance and shows what can be achieved with a world-class asset in a remote and under-developed region of Africa,” Bristow said. Positive drill results over the last few years from Ikmava-Kalimva as well as KCD underground are expected to result in reserve growth net of annual depletion.

Ongoing exploration has positioned Kibali for continued reserve replacement for years to come, with further potential open pit extensions in Gorumbwa, Sessenge and the potential KCD super pit, in addition to the definition of the new KCD underground 11000 Lode. He noted that Kibali was maintaining its solid health, safety and environmental record despite the size and complexity of the operation.“Following the transition of political power in the DRC, which happened peacefully in the face of many challenges, we plan to engage the new administration in a review of the 2018 mining code. We believe it is still possible to arrive at a dispensation which is more equitable to the industry,” he said.

BARRICK THIRD QUARTER 2019	13	PRESS RELEASE

SENATOR CORTEZ MASTO MEETS WITH NEVADA GOLD

MINES LEADERSHIP

In a scheduled visit to rural Nevada to engage with stakeholders and communities, US Senator Catherine Cortez Masto recently visited the Nevada Gold Mines (NGM) headquarters in Elko, meeting with senior leadership and employees.

The visit provided the opportunity for Senator Cortez Masto to engage with NGM leadership to learn more about the social and economic benefits generated by the company for the state of Nevada, and its focus on safe and sustainable operations to create value for all stakeholders. In addition, the senator heard about NGM’s commitment to growing and training its current and future workforce in Nevada.

Benefits from the formation of the world’s largest gold mining complex, a joint venture between Barrick Gold Corporation (61.5%) as the operator and Newmont Goldcorp Corporation (38.5%), were shared with the Senator.

Greg Walker, NGM executive managing director, said the meeting was another step towards building and maintaining strong partnerships with key stakeholders and community organizations in northern Nevada and across the state.

“Nevada Gold Mines was honored to host Senator Cortez Masto,” said Walker. “We appreciate her interest in our current and future business. With our operations and employees based here in Nevada, we are proud of our contribution to the state’s economy as well as the ongoing development of local communities. We look forward to maintaining our leadership role as a key employer and business partner in the region and an active and responsible corporate citizen to the state and the nation.”

BARRICK THIRD QUARTER 2019	14	PRESS RELEASE

Appendix 1

2019 Operating and Capital Expenditure Guidance

GOLD PRODUCTION AND COSTS

	2019 forecast	2019 forecast cost	2019 forecast total	2019 forecast all-in
	production (000s ozs)	of sales[6] ($/oz)	cash costs[7] ($/oz)	sustaining costs[7] ($/oz)
Carlin[12,13]	960 - 1,020	1,020 - 1,080	740 - 790	955 - 995

Cortez[12]	760 - 810	810 - 850	530 - 580	670 - 710

Turquoise Ridge[12]	330 - 370	800 - 850	550 - 600	680 - 730

Phoenix[12]	50 - 70	2,250 - 2,300	940 - 990	1,120 - 1,150

Long Canyon[12]	40 - 50	1,100 - 1,150	300 - 350	920 - 950

Pueblo Viejo (60%)	550 - 600	780 - 830	465 - 510	610 - 650

Loulo-Gounkoto (80%)	520 - 570	880 - 930	575 - 625	810 - 850

Kibali (45%)	330 - 350	1,150 - 1,200	555 - 605	670 - 730

Kalgoorlie (50%)	260 - 280	920 - 970	740 - 790	1,010 - 1,050

Tongon (89.7%)	250 - 270	1,300 - 1,350	710 - 760	780 - 820

Porgera (47.5%)	240 - 260	980 - 1,030	800 - 850	985 - 1,025

Veladero (50%)	230 - 250	1,250 - 1,350	770 - 820	1,150 - 1,250

Hemlo	200 - 220	890 - 940	765 - 815	1,100 - 1,200

Tanzania (63.9%)[14]	320 - 350	920 - 970	665 - 710	860 - 920

Other Sites[15]	120 - 160	1,155 - 1,240	895 - 945	1,055 - 1,115
Total Attributable to Barrick[16,17,18]	5,100 - 5,600	940 - 990	650 - 700	870 - 920

COPPER PRODUCTION AND COSTS

	2019 forecast	2019 forecast cost	2019 forecast C1	2019 forecast all-in
	production (millions lbs)	of sales[6] ($/lb)	cash costs[8] ($/lb)	sustaining costs[8] ($/lb)
Lumwana	210 - 240	2.25 - 2.50	1.80 - 2.10	2.75 - 3.15

Zaldívar (50%)	120 - 130	2.40 - 2.70	1.65 - 1.85	2.00 - 2.20

Jabal Sayid (50%)	45 - 60	2.00 - 2.30	1.60 - 1.90	1.60 - 1.90
Total Copper[17]	375 - 430	2.30 - 2.70	1.70 - 2.00	2.40 - 2.90

CAPITAL EXPENDITURES
($ millions)
Minesite sustaining	1,100 - 1,300

Project	300 - 400
Total attributable capital expenditures[14]	1,400 - 1,700

BARRICK THIRD QUARTER 2019	15	PRESS RELEASE

Appendix 2

Production and Cost Summary

Production and Cost Summary - Gold

	For the three months ended
	9/30/19	6/30/19	% Change	9/30/18	% Change
Nevada Gold Mines LLC (61.5%)[a]

Gold produced (000s oz attributable basis)	535	526	2%	624	(14)%

Gold produced (000s oz 100% basis)	870	548	59%	650	33%

Cost of sales ($/oz)	1,027	842	22%	800	28%

Total cash costs ($/oz)[b]	693	594	17%	526	32%

All-in sustaining costs ($/oz)[b]	946	752	26%	640	48%

Cortez (61.5%)[c]

Gold produced (000s oz attributable basis)	126	280	(55)%	326	(61)%

Gold produced (000s oz 100% basis)	205	280	(27)%	326	(37)%

Cost of sales ($/oz)	829	719	15%	630	32%

Total cash costs ($/oz)[b]	570	489	17%	342	67%

All-in sustaining costs ($/oz)[b]	772	561	38%	444	74%

Carlin (61.5%)[d]

Gold produced (000s oz attributable basis)	278	181	54%	219	27%

Gold produced (000s oz 100% basis)	452	181	150%	219	106%

Cost of sales ($/oz)	1,007	1,116	(10)%	1,047	(4)%

Total cash costs ($/oz)[b]	775	769	1%	738	5%

All-in sustaining costs ($/oz)[b]	1,014	1,088	(7)%	892	14%

Turquoise Ridge (61.5%)[e]

Gold produced (000s oz attributable basis)	82	65	26%	79	4%

Gold produced (000s oz 100% basis)	133	87	53%	105	27%

Cost of sales ($/oz)	1,077	665	62%	805	34%

Total cash costs ($/oz)[b]	622	569	9%	711	(13)%

All-in sustaining costs ($/oz)[b]	840	667	26%	757	11%

Phoenix (61.5%)[f]

Gold produced (000s oz attributable basis)	25

Gold produced (000s oz 100% basis)	41

Cost of sales ($/oz)	2,186

Total cash costs ($/oz)[b]	1,010

All-in sustaining costs ($/oz)[b]	1,622

Long Canyon (61.5%)[f]

Gold produced (000s oz attributable basis)	24

Gold produced (000s oz 100% basis)	39

Cost of sales ($/oz)	1,170

Total cash costs ($/oz)[b]	353

All-in sustaining costs ($/oz)[b]	714
Pueblo Viejo (60%)

Gold produced (000s oz attributable basis)	139	124	12%	151	(8)%

Gold produced (000s oz 100% basis)	232	207	12%	252	(8)%

Cost of sales ($/oz)	807	852	(5)%	803	0%

Total cash costs ($/oz)[b]	504	557	(10)%	517	(3)%

All-in sustaining costs ($/oz)[b]	631	702	(10)%	688	(8)%

BARRICK THIRD QUARTER 2019	16	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended
	9/30/19	6/30/19	% Change	9/30/18	% Change
Loulo-Gounkoto (80%)[g]

Gold produced (000s oz attributable basis)	153	147	4%

Gold produced (000s oz 100% basis)	191	184	4%

Cost of sales ($/oz)	1,018	1,072	(5)%

Total cash costs ($/oz)[b]	630	598	5%

All-in sustaining costs ($/oz)[b]	966	811	19%
Kibali (45%)[g]

Gold produced (000s oz attributable basis)	91	95	(4)%

Gold produced (000s oz 100% basis)	202	211	(4)%

Cost of sales ($/oz)	1,187	868	37%

Total cash costs ($/oz)[b]	554	540	3%

All-in sustaining costs ($/oz)[b]	703	651	8%
Kalgoorlie (50%)

Gold produced (000s oz attributable basis)	58	57	2%	75	(23)%

Gold produced (000s oz 100% basis)	116	114	2%	150	(23)%

Cost of sales ($/oz)	1,037	1,038	0%	923	12%

Total cash costs ($/oz)[b]	856	846	1%	753	14%

All-in sustaining costs ($/oz)[b]	1,170	1,204	(3)%	840	39%
Tongon (89.7%)[g]

Gold produced (000s oz attributable basis)	62	61	2%

Gold produced (000s oz 100% basis)	69	68	1%

Cost of sales ($/oz)	1,396	1,562	(11)%

Total cash costs ($/oz)[b]	793	750	6%

All-in sustaining costs ($/oz)[b]	869	802	8%
Porgera (47.5%)

Gold produced (000s oz attributable basis)	75	61	23%	53	42%

Gold produced (000s oz 100% basis)	158	128	23%	112	41%

Cost of sales ($/oz)	1,024	1,032	(1)%	1,067	(4)%

Total cash costs ($/oz)[b]	868	893	(3)%	775	12%

All-in sustaining costs ($/oz)[b]	1,053	1,112	(5)%	1,084	(3)%
Veladero (50%)

Gold produced (000s oz attributable basis)	58	75	(23)%	49	18%

Gold produced (000s oz 100% basis)	116	150	(23)%	98	18%

Cost of sales ($/oz)	1,243	1,186	5%	1,083	15%

Total cash costs ($/oz)[b]	773	746	4%	581	33%

All-in sustaining costs ($/oz)[b]	1,142	1,046	9%	995	15%
Hemlo

Gold produced (000s oz)	49	55	(11)%	41	20%

Cost of sales ($/oz)	1,083	953	14%	1,095	(1)%

Total cash costs ($/oz)[b]	953	822	16%	996	(4)%

All-in sustaining costs ($/oz)[b]	1,280	1,015	26%	1,247	3%

Tanzania (63.9%)[h]

Gold produced (000s oz attributable basis)	53	101	(48)%	87	(39)%

Gold produced (000s oz 100% basis)	83	158	(47)%	137	(39)%

Cost of sales ($/oz)	1,057	920	15%	842	26%

Total cash costs ($/oz)[b]	788	659	20%	670	18%

All-in sustaining costs ($/oz)[b]	947	792	20%	880	8%

BARRICK THIRD QUARTER 2019	17	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended
	9/30/19	6/30/19	% Change	9/30/18	% Change
Lagunas Norte

Gold produced (000s oz)	33	39	(15)%	64	(48)%

Cost of sales ($/oz)	1,661	952	74%	720	131%

Total cash costs ($/oz)[b]	1,327	732	81%	472	181%

All-in sustaining costs ($/oz)[b]	1,422	998	42%	631	125%
Total Attributable to Barrick[i]

Gold produced (000s oz attributable basis)	1,306	1,353	(3)%	1,149	14%

Cost of sales ($/oz)[j]	1,065	964	10%	850	25%

Total cash costs ($/oz)[b]	710	651	9%	587	21%

All-in sustaining costs ($/oz)[b]	984	869	13%	785	25%

a.

Represents the combined results of Cortez, Goldstrike (including our 60% share of South Arturo) and our 75% interest in Turquoise Ridge until June 30, 2019. Commencing July 1, 2019, the date Nevada Gold Mines was established, the results represent our 61.5% interest in Cortez, Carlin (including Goldstrike and 60% of South Arturo), Turquoise Ridge (including Twin Creeks), Phoenix and Long Canyon.

b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the 2019 Third Quarter Report to the most directly comparable IFRS measure, please see endnote 7.

c.

On July 1, 2019, Cortez was contributed to Nevada Gold Mines, a joint venture with Newmont Goldcorp. As a result, the amounts presented are on an 100% basis up until June 30, 2019, and on a 61.5% basis thereafter.

d.

On July 1, 2019, Barrick’s Goldstrike and Newmont Goldcorp’s Carlin were contributed to Nevada Gold Mines and are now referred to as Carlin. As a result, the amounts presented represent Goldstrike on a 100% basis (including our 60% share of South Arturo) up until June 30, 2019, and the combined results of Carlin and Goldstrike (including our 60% share of South Arturo) on a 61.5% basis thereafter.

e.

Barrick owned 75% of Turquoise Ridge through the end of the second quarter of 2019, with our joint venture partner, Newmont Goldcorp, owning the remaining 25%. Turquoise Ridge was proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table are based on our 75% interest in Turquoise Ridge until June 30, 2019. On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge and Newmont Goldcorp’s Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. Starting July 1, 2019, the results represent our 61.5% share of Turquoise Ridge and Twin Creeks, now referred to as Turquoise Ridge.

f.	These sites were acquired as a result of the formation of Nevada Gold Mines on July 1, 2019.

g.	These sites did not form a part of the Barrick consolidated results in the three months ended June 30, 2018 as these sites were acquired as a result of the Merger.

h.

Formerly known as Acacia Mining plc. On September 17, 2019, Barrick acquired all of the shares of Acacia it did not own. Operating results will be included at 100% from October 1, 2019 (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience) up until the GoT’s 16% free-carried interest is made effective, and on an 84% basis thereafter.

i.

With the end of mining at Golden Sunlight and Morila in the second quarter as previously reported, we have ceased to include production or non-GAAP cost metrics for these sites from July 1, 2019 onwards although these sites are included in the Total Attributable to Barrick in the prior period comparatives.

j.	Cost of sales per ounce (Barrick’s share) is calculated as cost of sales - gold on an attributable basis (excluding sites in care and maintenance) divided by gold equity ounces sold.

BARRICK THIRD QUARTER 2019	18	PRESS RELEASE

Production and Cost Summary - Copper

	For the three months ended
	9/30/19	6/30/19	% Change	9/30/18	% Change
Lumwana

Copper production (millions lbs)	65	49	33%	64	2%

Cost of sales ($/lb)	2.04	2.07	(1)%	2.21	(8)%

C1 cash costs ($/lb)[a]	1.83	1.70	8%	2.05	(11)%

All-in sustaining costs ($/lb)[a]	3.66	2.78	32%	3.12	17%
Zaldívar (50%)

Copper production (millions lbs attributable basis)	32	32	—%	28	14%

Copper produced (millions lbs 100% basis)	64	64	—%	56	14%

Cost of sales ($/lb)	2.18	2.32	(6)%	2.59	(16)%

C1 cash costs ($/lb)[a]	1.55	1.61	(4)%	1.98	(22)%

All-in sustaining costs ($/lb)[a]	1.91	1.85	3%	2.29	(17)%
Jabal Sayid (50%)

Copper production (millions lbs attributable basis)	15	16	(6)%	14	7%

Copper produced (millions lbs 100% basis)	30	32	(6)%	28	7%

Cost of sales ($/lb)	1.63	1.45	12%	1.66	(2)%

C1 cash costs ($/lb)[a]	1.42	1.22	16%	1.56	(9)%

All-in sustaining costs ($/lb)[a]	1.65	1.31	26%	1.67	(1)%
Total Copper

Copper production (millions lbs attributable basis)	112	97	15%	106	6%

Cost of sales ($/lb)[b]	2.00	2.04	(2)%	2.18	(8)%

C1 cash costs ($/lb)[a]	1.62	1.59	2%	1.94	(16)%

All-in sustaining costs ($/lb)[a]	2.58	2.28	13%	2.71	(5)%

a.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the press release to the most directly comparable IFRS measure, please see endnote 8.

b.	Cost of sales per pound (Barrick’s share) is calculated as cost of sales - copper plus our equity share of cost of sales attributable to Zaldívar and Jabal Sayid divided by copper pounds sold.

BARRICK THIRD QUARTER 2019	19	PRESS RELEASE

Appendix 3

2019 Outlook Assumptions and Economic Sensitivity Analysis19

	2019 Guidance Assumption	Hypothetical Change	Impact on EBITDA (millions)	Impact on AISC[7,8]
Gold revenue, net of royalties	$1,250/oz	+/- $100/oz	+/- $ 128	+/- $ 3/oz
Copper revenue, net of royalties	$2.75/lb	+/- $0.50/lb	+/- $ 40	+/- $ 0.05/lb

Gold all-in sustaining costs[7]
WTI crude oil price	$65/bbl	+/- $10/bbl	+/- $ 10	+/- $ 7/oz
Australian dollar exchange rate	0.75:1	+/- 10%	+/- $ 7	+/- $ 5/oz
Argentine peso exchange rate	60:1	+/- 10%	+/- $ 1	+/- $ 1/oz
Canadian dollar exchange rate	1.3:1	+/- 10%	+/- $ 9	+/- $ 7/oz
European euro exchange rate	1.2:1	+/- 10%	+/- $ 0	+/- $ 0/oz

Copper all-in sustaining costs[8]
WTI crude oil price	$65/bbl	+/- $10/bbl	+/- $ 2	+/- $ 0.02/lb
Chilean peso exchange rate	680:1	+/- 10%	+/- $ 2	+/- $ 0.03/lb

Technical Information

The scientific and technical information contained in this press release has been reviewed and approved by Steven Yopps, MMSA, Director - Metallurgy, North America; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America and Australia Pacific; Simon Bottoms, CGeol, MGeol, FGS, MAusIMM, Mineral Resources Manager, Africa and Middle East; Rodney Quick, MSc, Pr. Sci.Nat, Mineral Resource Management and Evaluation Executive; John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and Rob Krcmarov, FAusIMM, Executive Vice President, Exploration and Growth — each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Endnotes

Endnote 1

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures. Adjusted net earnings excludes the following from net earnings: certain impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments; gains (losses) and other one-time costs relating to acquisitions or dispositions; foreign currency translation gains (losses); significant tax adjustments not related to current period earnings; unrealized gains (losses) on non-hedge derivative instruments; and the tax effect and non-controlling interest of these items. The Company uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Barrick believes that adjusted net earnings is a useful measure of our performance because these adjusting items do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK THIRD QUARTER 2019	20	PRESS RELEASE

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)		For the three months ended		For the nine months ended
	9/30/19	6/30/19	9/30/18	9/30/19	9/30/18
Net earnings (loss) attributable to equity holders of the Company	2,277	194	(412)	2,582	(348)

Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments[a]	(872)	12	431	(857)	492

Acquisition/disposition (gains) losses[b]	(1,901)	(12)	(1)	(1,913)	(49)

(Gain) loss on currency translation	40	(6)	62	56	152

Significant tax adjustments[c]	35	(83)	(39)	(40)	23

Other expense adjustments[d]	53	58	68	158	105

Unrealized (gains) losses on non-hedge derivative instruments	1	0	0	0	0

Tax effect and non-controlling interest	631	(9)	(20)	616	(35)
Adjusted net earnings	264	154	89	602	340
Net earnings per share[e]	1.30	0.11	(0.35)	1.47	(0.30)

Adjusted net earnings per share[e]	0.15	0.09	0.08	0.34	0.29
a.

Net impairment reversals for the three and nine month periods ended September 30, 2019 primarily relate to non-current asset reversals at Lumwana, partially offset by impairments at Cortez and Lagunas Norte. For the three and nine months ended September 30, 2018, net impairment charges primarily relate to non-current asset impairments at Lagunas Norte.

b.

Acquisition/disposition gains for the three and nine month periods ended September 30, 2019 primarily relate to the gain on the remeasurement of Turquoise Ridge to fair value as a result of its contribution to Nevada Gold Mines.

c.	Significant tax adjustments for the three months ended June 30, 2019 primarily relate to an adjustment to deferred taxes at Veladero.
d.

Other expense adjustments for the three and nine month periods ended September 30, 2019 primarily relate to severance costs as a result of the implementation of a number of organizational reductions, the impact of changes in the discount rate assumptions on our closed mine rehabilitation provision and transaction costs related to Nevada Gold Mines and Acacia.

e.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Endnote 2

Includes Tanzania on a 63.9% basis (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience), Pueblo Viejo on a 60% basis, South Arturo on a 60% basis (36.9% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines), and Veladero on a 50% basis, which reflects our equity share of production and sales. Also includes Loulo-Gounkoto on an 80% basis, Kibali on a 45% basis, Tongon on an 89.7% basis and Morila on a 40% basis, which reflects our equity share of production and sales, commencing January 1, 2019, the effective date of the Merger. Also removes the non-controlling interest of 38.5% Nevada Gold Mines from July 1, 2019 onwards.

Endnote 3

“Realized price” is a non-GAAP financial measure which excludes from sales: unrealized gains and losses on non-hedge derivative contracts; unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts; sales attributable to ore purchase arrangements; treatment and refining charges; and export duties. This measure is intended to enable Management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices, so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production. The realized price measure is intended to provide additional information and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK THIRD QUARTER 2019	21	PRESS RELEASE

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per ounce/pound information in dollars)	Gold			Copper			Gold		Copper
				For the three months ended				For the nine months ended
	9/30/19	6/30/19	9/30/18	9/30/19	6/30/19	9/30/18	9/30/19	9/30/18	9/30/19	9/30/18
Sales	2,585	1,937	1,661	45	103	145	6,428	4,866	311	368

Sales applicable to non-controlling interests	(748)	(240)	(179)	0	0	0	(1,212)	(537)	0	0

Sales applicable to equity method investments[a,b]	140	135	0	100	124	126	404	0	345	326

Realized non-hedge gold/ copper derivative (losses) gains	0	1	0	0	0	0	1	2	0	0

Sales applicable to sites in care and maintenance[c]	(32)	(26)	(22)	0	0	0	(84)	(83)	0	0

Treatment and refinement charges	0	0	0	18	25	43	0	1	74	103

Export duties	0	0	3	0	0	0	0	3	0	0
Revenues – as adjusted	1,945	1,807	1,463	163	252	314	5,537	4,252	730	797
Ounces/pounds sold (000s ounces/millions pounds)[c]	1,318	1,372	1,204	65	96	114	4,055	3,312	264	273
Realized gold/copper price per ounce/pound[d]	1,476	1,317	1,216	2.55	2.62	2.76	1,365	1,284	2.78	2.92
a.

Represents sales of $133 million and $375 million, respectively, for the three and nine month periods ended September 30, 2019 (June 30, 2019: $125 million and September 30, 2018: $nil and $nil, respectively) applicable to our 45% equity method investment in Kibali of $8 million and $30 million, respectively (June 30, 2019: $10 million and September 30, 2018: $nil and $nil, respectively) applicable to our 40% equity method investment in Morila for gold. Represents sales of $66 million and $233 million, respectively, for the three and nine months ended September 30, 2019 (June 30, 2019: $86 million and September 30, 2018: $74 million and $216 million, respectively) applicable to our 50% equity method investment in Zaldívar and $37 million and $125 million, respectively (June 30, 2019: $44 million and September 30, 2018: $58 million and $124 million, respectively) applicable to our 50% equity method investment in Jabal Sayid for copper.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.
c.

Figures exclude Pierina, and starting in the third quarter of 2019, Golden Sunlight and Morila, from the calculation of realized price per ounce as the mine is mining incidental ounces as it enters closure.

d.	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

Endnote 4

“Free cash flow” is a non-GAAP financial performance measure which deducts capital expenditures from net cash provided by operating activities. Barrick believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. Free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on this non-GAAP measure are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)		For the three months ended		For the nine months ended
	9/30/19	6/30/19	9/30/18	9/30/19	9/30/18
Net cash provided by operating activities	1,004	434	706	1,958	1,354

Capital expenditures	(502)	(379)	(387)	(1,255)	(1,026)
Free cash flow	502	55	319	703	328

BARRICK THIRD QUARTER 2019	22	PRESS RELEASE

Endnote 5

These amounts are presented on the same basis as our guidance and include our 60% share of Pueblo Viejo and South Arturo (36.9% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines), our 63.9% share of Tanzania (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience) and our 50% share of Zaldívar and Jabal Sayid. Also includes our 80% share of Loulo-Gounkoto, 89.7% share of Tongon, 45% share of Kibali and 40% share of Morila commencing January 1, 2019, the effective date of the Merger. Starting July 1, 2019, it also includes our 61.5% share of Nevada Gold Mines.

Endnote 6

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Tanzania (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience) and 40% South Arturo from cost of sales (63.1% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines)), divided by attributable gold ounces. The non-controlling interest of 20% Loulo-Gounkoto and 10.3% of Tongon is also removed from cost of sales and our proportionate share of cost of sales attributable to equity method investments (Kibali and Morila) is included commencing January 1, 2019, the effective date of the Merger. Also removes the non-controlling interest of 38.5% Nevada Gold Mines from cost of sales from July 1, 2019 onwards. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

Endnote 7

“Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are non-GAAP financial performance measures. “Total cash costs” per ounce starts with cost of sales applicable to gold production, but excludes the impact of depreciation, the non-controlling interest of cost of sales, and includes by-product credits. “All-in sustaining costs” per ounce begin with “Total cash costs” per ounce and add further costs which reflect the additional costs of operating a mine, primarily sustaining capital expenditures, sustaining leases, general & administrative costs, minesite exploration and evaluation costs, and reclamation cost accretion and amortization. “All-in costs” per ounce starts with “All-in sustaining costs” per ounce and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures and other non-sustaining costs. Barrick believes that the use of “total cash costs” per ounce, “all-in sustaining costs” per ounce and “All-in costs” per ounce will assist investors, analysts and other stakeholders in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. “Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are intended to provide additional information only and do not have any standardized meaning under IFRS. Although a standardized definition of all-in sustaining costs was published in 2013 by the World Gold Council (a market development organization for the gold industry comprised of and funded by 26 gold mining companies from around the world, including Barrick), it is not a regulatory organization, and other companies may calculate this measure differently. Starting from the first quarter of 2019, we have renamed “cash costs” to “total cash costs” when referring to our gold operations. The calculation of total cash costs is identical to our previous calculation of cash costs with only a change in the naming convention of this non-GAAP measure. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK THIRD QUARTER 2019	23	PRESS RELEASE

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)			For the three months ended		For the nine months ended
	Footnote	9/30/19	6/30/19	9/30/18	9/30/19	9/30/18
Cost of sales applicable to gold production		1,831	1,437	1,164	4,618	3,268

Depreciation		(538)	(431)	(319)	(1,353)	(907)

Cash cost of sales applicable to equity method investments		45	62	0	169	0

By-product credits		(48)	(23)	(31)	(95)	(105)

Realized (gains) losses on hedge and non-hedge derivatives	a	1	(1)	0	0	0

Non-recurring items	b	(4)	(9)	(7)	(33)	(17)

Other	c	(19)	(26)	(18)	(65)	(60)

Non-controlling interests	d	(339)	(112)	(83)	(552)	(233)
Total cash costs		929	897	706	2,689	1,946
General & administrative costs		68	59	71	181	212

Minesite exploration and evaluation costs	e	22	12	11	45	31

Minesite sustaining capital expenditures	f	406	267	233	926	699

Sustaining leases		5	8	0	23	0

Rehabilitation - accretion and amortization (operating sites)	g	28	16	25	58	63

Non-controlling interest, copper operations and other	h	(184)	(76)	(101)	(335)	(256)
All-in sustaining costs		1,274	1,183	945	3,587	2,695
Project exploration and evaluation and project costs	e	64	86	78	213	228

Community relations costs not related to current operations		1	0	1	2	2

Project capital expenditures	f	96	108	126	324	332

Rehabilitation - accretion and amortization (non-operating sites)	g	5	7	9	19	25

Non-controlling interest and copper operations and other	h	(46)	(28)	(8)	(77)	(16)
All-in costs		1,394	1,356	1,151	4,068	3,266
Ounces sold - equity basis (000s ounces)	i	1,318	1,372	1,204	4,055	3,312
Cost of sales per ounce	j,k	1,065	964	850	991	859
Total cash costs per ounce	k	710	651	587	663	588

Total cash costs per ounce (on a co-product basis)	k,l	735	663	603	680	609
All-in sustaining costs per ounce	k	984	869	785	883	813

All-in sustaining costs per ounce (on a co-product basis)	k,l	1,009	881	801	900	834
All-in costs per ounce	k	1,074	999	956	999	986

All-in costs per ounce (on a co-product basis)	k,l	1,099	1,011	972	1,016	1,007

a.	Realized (gains) losses on hedge and non-hedge derivatives

Includes realized hedge losses of $nil and $nil, respectively, for the three and nine month periods ended September 30, 2019 (June 30, 2019: $nil and September 30, 2018: $nil and $2 million), and realized non-hedge losses of $1 million and $nil, respectively, for the three and nine month periods ended September 30, 2019 (June 30, 2019: gains of $1 million and September 30, 2018: $nil and $2 million, respectively). Refer to note 5 to the Financial Statements for further information.

b.	Non-recurring items

Non-recurring items in 2019 relate to organizational restructuring. These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

c.	Other

Other adjustments for the three and nine month periods ended September 30, 2019 include the removal of total cash costs and by-product credits associated with our Pierina mine, and starting in the third quarter of 2019, Golden Sunlight and Morila, which all are mining incidental ounces as they enter closure, of $19 million and $57 million, respectively (June 30, 2019: $19 million and September 30, 2018: $18 million and $60 million, respectively, relating to Pierina only).

BARRICK THIRD QUARTER 2019	24	PRESS RELEASE

d.	Non-controlling interests

Non-controlling interests include non-controlling interests related to gold production of $506 million and $829 million, respectively, for the three and nine month periods ended September 30, 2019 (June 30, 2019: $171 million and September 30, 2018: $121 million and $339 million, respectively). Non-controlling interests include Pueblo Viejo and Tanzania (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience). Starting January 1, 2019, the effective date of the Merger, non-controlling interests also include Loulo-Gounkoto and Tongon and starting July 1, 2019, it also includes Nevada Gold Mines. Refer to note 5 to the Financial Statements for further information.

e.	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 70 of the Third Quarter 2019 MD&A.

f.	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% cash basis starting from January 1, 2019 and on a 100% accrued basis for the three and nine month periods ended September 30, 2018. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are stripping at Rangefront declines, Cortez Crossroads, the Goldrush exploration declines, the Deep South Expansion, and construction of the third shaft at Turquoise Ridge. Refer to page 68 of the Third Quarter 2019 MD&A.

g.	Rehabilitation—accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

h.	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of our Tanzania (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience) and Pueblo Viejo operating segments and South Arturo (63.1% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines). Also removes the non-controlling interest of our Loulo-Gounkoto and Tongon operating segments commencing January 1, 2019, the effective date of the Merger, and of Nevada Gold Mines starting July 1, 2019. It also includes capital expenditures applicable to equity method investments. Figures remove the impact of Pierina, and starting in the third quarter of 2019, Golden Sunlight and Morila. The impact is summarized as the following:

($ millions)		For the three months ended		For the nine months ended
Non-controlling interest, copper operations and other	9/30/19	6/30/19	9/30/18	9/30/19	9/30/18
General & administrative costs	(22)	(23)	(20)	(55)	(68)

Minesite exploration and evaluation expenses	(9)	0	0	(10)	(1)

Rehabilitation - accretion and amortization (operating sites)	(10)	(1)	(1)	(12)	(4)

Minesite sustaining capital expenditures	(143)	(52)	(80)	(258)	(183)
All-in sustaining costs total	(184)	(76)	(101)	(335)	(256)
Project exploration and evaluation and project costs	(12)	(26)	(7)	(40)	(13)

Project capital expenditures	(34)	(2)	(1)	(37)	(3)
All-in costs total	(46)	(28)	(8)	(77)	(16)

i.	Ounces sold - equity basis

Figures remove the impact of Pierina, and starting in the third quarter of 2019, Golden Sunlight and Morila, which are mining incidental ounces as the sites enter closure.

j.	Cost of sales per ounce

Figures remove the cost of sales impact of Pierina of $28 million and $99 million, respectively, for the three and nine month periods ended September 30, 2019 (June 30, 2019: $44 million and September 30, 2018: $23 million and $84 million, respectively), and starting in the third quarter of 2019, Golden Sunlight of $1 million and $1 million, respectively, for the three and nine month periods ended September 30, 2019 (June 30, 2019: $nil and September 30, 2018: $nil and $nil, respectively) and Morila of $10 million and $10 million, respectively, for the three and nine month periods ended September 30, 2019 (June 30, 2019: $nil and September 30, 2018: $nil and $nil, respectively) which are mining incidental ounces as these sites enter closure. Cost of sales per ounce excludes non-controlling interest related to gold production. Cost of sales applicable to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Tanzania (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience) and 40% South Arturo from cost of sales (63.1% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines)), divided by attributable gold ounces. The non-controlling interest of 20% Loulo-Gounkoto and 10.3% of Tongon is also removed from cost of sales and our proportionate share of cost of sales attributable to equity method investments (Kibali and Morila) is included commencing January 1, 2019, the effective date of the Merger. Also removes the non-controlling interest of 38.5% Nevada Gold Mines from cost of sales from July 1, 2019 onwards.

k.	Per ounce figures

Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

l.	Co-product costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

BARRICK THIRD QUARTER 2019	25	PRESS RELEASE

($ millions)		For the three months ended		For the nine months ended
	9/30/19	6/30/19	9/30/18	9/30/19	9/30/18
By-product credits	48	23	31	95	105

Non-controlling interest	(16)	(7)	(11)	(31)	(35)
By-product credits (net of non-controlling interest)	32	16	20	64	70

Endnote 8

“C1 cash costs” per pound and “All-in sustaining costs” per pound are non-GAAP financial performance measures. “C1 cash costs” per pound is based on cost of sales but excludes the impact of depreciation and royalties and includes treatment and refinement charges. “All-in sustaining costs” per pound begins with “C1 cash costs” per pound and adds further costs which reflect the additional costs of operating a mine, primarily sustaining capital expenditures, general & administrative costs and royalties and production taxes. Barrick believes that the use of “C1 cash costs” per pound and “all-in sustaining costs” per pound will assist investors, analysts, and other stakeholders in understanding the costs associated with producing copper, understanding the economics of copper mining, assessing our operating performance, and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. “C1 cash costs” per pound and “All-in sustaining costs” per pound are intended to provide additional information only, do not have any standardized meaning under IFRS, and may not be comparable to similar measures of performance presented by other companies. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)		For the three months ended		For the nine months ended
	9/30/19	6/30/19	9/30/18	9/30/19	9/30/18
Cost of sales	49	101	144	281	348

Depreciation/amortization	(13)	(28)	(37)	(83)	(86)

Treatment and refinement charges	18	25	43	74	103

Cash cost of sales applicable to equity method investments	59	69	81	194	203

Less: royalties and production taxes[a]	(5)	(9)	(10)	(26)	(29)

By-product credits	(3)	(2)	(1)	(8)	(4)

Other	0	(5)	0	(5)	0
C1 cash cost of sales	105	151	220	427	535
General & administrative costs	5	6	7	16	23

Rehabilitation - accretion and amortization	2	3	5	8	13

Royalties and production taxes[a]	5	9	10	26	29

Minesite exploration and evaluation costs	1	1	1	4	2

Minesite sustaining capital expenditures	48	48	65	155	153

Sustaining leases	0	1	0	2	0

Inventory write-downs	0	0	0	0	0
All-in sustaining costs	166	219	308	638	755
Pounds sold - consolidated basis (millions pounds)	65	96	114	264	273
Cost of sales per pound[b,c]	2.00	2.04	2.18	2.10	2.22
C1 cash cost per pound[b]	1.62	1.59	1.94	1.62	1.97
All-in sustaining costs per pound[b]	2.58	2.28	2.71	2.42	2.76
a.

For the three and nine month periods ended September 30, 2019, royalties and production taxes include royalties of $5 million and $26 million, respectively (June 30, 2019: $9 million and September 30, 2018: $11 million and $28 million, respectively).

b.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
c.

Cost of sales applicable to copper per pound is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

Endnote 9

The declaration and payment of dividends is at the discretion of the Board of Directors, and will depend on the Company’s financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

BARRICK THIRD QUARTER 2019	26	PRESS RELEASE

Endnote 10

A Tier One Gold Asset is a mine with a stated life in excess of 10 years with 2017 production of at least 500,000 ounces of gold and 2017 total cash cost per ounce within the bottom half of Wood Mackenzie’s cost curve tools (excluding state-owned and privately-owned mines). For purposes of determining Tier One Gold Assets, total cash cost per ounce is based on data from Wood Mackenzie as of August 31, 2018, except in respect of Barrick’s mines where Barrick may rely on its internal data which is more current and reliable. The Wood Mackenzie calculation of total cash cost per ounce may not be identical to the manner in which Barrick calculates comparable measures. Total cash cost per ounce is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Total cash cost per ounce should not be considered by investors as an alternative to operating profit, net profit attributable to shareholders, or to other IFRS measures. Barrick believes that total cash cost per ounce is a useful indicator for investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Wood Mackenzie is an independent third party research and consultancy firm that provides data for, among others, the metals and mining industry. Wood Mackenzie does not have any affiliation to Barrick.

Endnote 11

On a 100% basis. Our 2019 attributable production forecast is 520 - 570 thousand ounces for Loulo-Gounkoto and 330 - 350 thousand ounces for Kibali.

Endnote 12

These five operations are part of Nevada Gold Mines from July 1, 2019. Amounts include Cortez (100%), Goldstrike (100%) and Turquoise Ridge (75%), also known collectively as Barrick Nevada, from January 1, 2019 to June 30, 2019, and Cortez, Carlin (which includes Goldstrike), Turquoise Ridge (including Twin Creeks), Phoenix and Long Canyon on a 61.5% basis from July 1, 2019 onwards as a result of the formation of Nevada Gold Mines with Newmont Goldcorp on July 1, 2019.

Endnote 13

Includes our 60% share of South Arturo from January 1, 2019 to June 30, 2019 and 36.9% from July 1, 2019 onwards as a result of the formation of Nevada Gold Mines with Newmont Goldcorp on July 1, 2019.

Endnote 14

Formerly known as Acacia Mining plc. On September 17, 2019, Barrick acquired all of the shares of Acacia it did not own. Operating results will be included at 100% from October 1, 2019 (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience) up until the GoT’s 16% free-carried interest is made effective, and on an 84% basis thereafter.

Endnote 15

Other sites include Lagunas Norte, Golden Sunlight, and Morila (40%) and excludes Pierina which is mining incidental ounces as it enters closure. Due to the planned ramp down of operations, we have ceased to include production or non-GAAP cost metrics for Golden Sunlight or Morila after the second quarter and will cease to include Lagunas Norte after the end of the third quarter.

Endnote 16

Total cash costs and all-in sustaining costs per ounce include the impact of hedges and/or costs allocated to non-operating sites.

Endnote 17

Operating unit guidance ranges reflect expectations at each individual operating unit, and may not add up to the company-wide guidance range total. Guidance ranges exclude Pierina which is mining incidental ounces as it enters closure.

Endnote 18

Includes corporate administration costs.

Endnote 19

Reflects impact on the remaining three months of 2019.

BARRICK THIRD QUARTER 2019	27	PRESS RELEASE

Corporate Office

Barrick Gold Corporation

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

Canada

Telephone: +1 416 861-9911

Email: investor@barrick.com

Website: www.barrick.com

Shares Listed

GOLD   The New York Stock Exchange

ABX      The Toronto Stock Exchange

Transfer Agents and Registrars

AST Trust Company (Canada)

P.O. Box 700, Postal Station B

Montreal, Quebec H3B 3K3

or

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6201 – 15 Avenue

Brooklyn, New York 11219

Telephone: 1-800-387-0825

Fax: 1-888-249-6189

Email: inquiries@astfinancial.com

Website: www.astfinancial.com

Enquiries

President and Chief Executive Officer

Mark Bristow

+1 647 205 7694

+44 788 071 1386

Senior Executive Vice-President and

Chief Financial Officer

Graham Shuttleworth

+1 647 262 2095

+44 779 771 1338

+44 1534 735 333

Investor and Media Relations

Kathy du Plessis

+44 20 7557 7738

Email: barrick@dpapr.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “on track”, “deliver”, heading for”, “working on”, “points to”, “plan”, “progresses”, “upside”, “opportunities”, “scheduled for”, “objective”, “expected”, “potential”, “underway”, “strategy”, “will”, “being evaluated”, “proposed”, “aims”, “developing”, “continues” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production and cost guidance; timing of completion of a feasibility study for the potential plant expansion at Pueblo Viejo; potential mineralization, including at Fourmile; potential extensions to life of mine, including at Porgera, Veladero, Pueblo Viejo, Hemlo, Loulo Gounkoto and Kibali; timing of completion of Barrick’s five- and ten-year plans; dispositions of non-core assets, and potential proceeds from any such transactions; potential exploration targets and mineral resource potential, including reserve replenishment; opportunities to deliver value for Barrick’s owners and stakeholders; Barrick’s energy and sustainability strategies, and potential reductions to Barrick’s carbon footprint and costs; potential efficiency improvements and capital projects initiatives; future investments in community projects and contributions to local economies; the new partnership between Barrick and the GoT and the agreement to resolve all outstanding disputes between Acacia and the GoT; expectations regarding settlement negotiations with the Government of Mali; potential advancements in automation technology; Barrick’s human capital management and employee development plans; future engagement with the Government of the Democratic Republic of the Congo in respect of the new Mining Code introduced in 2018 and related regulations; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; whether the agreement to settle all disputes between Acacia and the Government of Tanzania (the “GoT”) will be legalized and executed by the GoT; the Company’s ability to successfully re-integrate Acacia’s operations; the benefits expected from recent transactions being realized, including Nevada Gold Mines; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; non-renewal of key licenses by governmental authorities; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company or its affiliates do or may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; risks associated with illegal and artisanal mining; the risks of operating in jurisdictions where infectious diseases present major health care issues; disruption of supply routes which may cause delays in construction and mining activities; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; the possibility that future exploration results will not be consistent with the Company’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation and legal and administrative proceedings; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; and availability and increased costs associated with mining inputs and labor. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.